UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

15 October, 2012

Commission File Number: 000-54641

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MODERN TIMES GROUP MTG AB (publ)
(Translation of registrant’s name into English)

Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden
(Address of principal executive offices)
____________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No    X

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   Not Applicable

15 October 2012

New appointments to MTG senior management team

Modern Times Group MTG AB (publ.) (‘MTG’ or ‘the Group’), the international entertainment broadcasting group, today announced the appointment of Anna Settman to the new role of Executive Vice President of the Group’s Nordic pay-TV broadcasting operations with effect from 1 March 2013, as well as the promotion of Joseph Hundah to the new role of Executive Vice President of the Group’s African operations with effect from 1 November 2012 and Bartek Gudowski to be Chief Technology Officer of Viasat Broadcasting with effect from 1 November 2012.

Anna Settman joins MTG after 19 years at Schibsted owned Aftonbladet, which is Sweden’s largest newspaper. Anna was most recently CEO of Aftonbladet for 3 years, prior to which Anna was President of Aftonbladet New Media for 2 years. Anna was responsible for developing and executing on a digital business model to enable users to pay for multi-media content and services in online, mobile and video environments, as well as to accelerate the growth of online advertising revenues. Anna will direct and oversee the management of MTG’s pay-TV operations across the Nordic region, which include the Viasat pay-TV channels, the Viasat satellite pay-TV platform, and the Viaplay online pay-TV service.  Jette Nygaard-Andersen, acting CEO of MTG’s Nordic pay-TV operations, will oversee each of these areas until Anna joins the Group.

Joseph Hundah has been CEO of MTG’s African operations since joining the Group in 2011. Joseph previously worked for South African pay-TV operator M-Net and Supersport, and was Managing Director of the MultiChoice satellite pay-TV platform in Nigeria. MTG’s African operations comprise the Viasat1 free-TV channel in Ghana, Modern Africa Productions, and the distribution of MTG’s Viasat documentary channels on 3rd party broadcast networks in 6 African countries.

Bartek Gudowski has worked at MTG for almost 10 years, rising from the Group’s management trainee programme to become CEO of Viasat Satellite Services and MTG Broadcast Centre. Bartek will now assume overall responsibility for Viasat’s broadcasting and technical infrastructure including Viasat Satellite Services and the play-out facilities, as well as Viasat’s billing and customer relationship management systems.

At the same time, MTG Chief Financial Officer Mathias Hermansson has been appointed to head up the Group’s strategy and M&A activities moving forward. Petra Österlund’s title has also been changed to Executive Vice President of Modern People, which encompasses the Group’s human resources and talent management activities, as well as Modern Responsibility and corporate administration.

MTG also today announces that Martin Lewerth (Executive Vice President of Pay-TV & Technology) and Marc Zagar (Executive Vice President of Finance) have decided to leave the Group on 31 October 2012 and 31 January 2013, respectively, to assume new positions with Millicom International Cellular S.A.. In addition, Laurence Miall-d’Aout (Executive Vice President of Business Diversification) has decided to leave the Group with immediate effect following the re-integration of the Group’s various diversification initiatives back into the operating businesses.

Jørgen Madsen Lindemann, President and CEO of MTG, commented: “We are delighted to have recruited and promoted managers and innovators with the proven track records, passion, knowledge, ideas and determination to lead the future growth and development of MTG in combination with our established senior management team. We will add to the team further moving forward.”

“The broadcasting industry is evolving rapidly and we are at the forefront of this change. Our industry is more competitive than ever before but our products and services are also stronger than ever before. With our unrivalled geographical footprint and content offering, we have a unique opportunity to utilize our wide variety of properties to continue to challenge convention and capitalize on changes in technology and consumer behaviour in all of our markets.”

“I would also like to take this opportunity to thank Marc, Martin and Laurence for their considerable contributions to MTG’s past success and wish them all the best for the future.”

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For further information, please visit www.mtg.se or contact:

Jørgen Madsen, President & Chief Executive Officer
Tel:             +46 (0) 8 562 000 50

Matthew Hooper, Head of Corporate Communications & Planning
Tel:             +44 (0) 7768 440 414
Email:         investor.relations@mtg.se I press@mtg.se

Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG 's Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat's own satellite platforms and third party networks, and also distributes TV content over the internet. MTG is also the largest shareholder in CTC Media, which is Russia's leading independent television broadcaster.

Modern Times Group is a growth company and generated record net sales of SEK 13.5 billion in 2011. MTG 's Class A and 8 shares are listed on Nasdaq OMX Stockholm's Large Cap index under the symbols 'MTGA' and 'MTGB'.

The information in this announcement is that which Modern Times Group MTG AB is required to disclose under the Securities Market Act and/or the Financial Instruments Trading Act. It was released for publication at 08:00 CET on 15 October 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ) (Registrant)

Date: 15 October, 2012	By:	/s/ Marc Zagar
Name: Marc Zagar
Title: EVP of Finance